Exhibit 99.220

November 22, 2021

Consent of Independent Auditor

We hereby consent to the inclusion in this Amendment No. 1 to Form F-40 of mCloud Technologies Corp. (the "Company") of our report dated May 29, 2019 relating to the consolidated financial statements of the Company as at December 31, 2018.

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MNP LLP

Calgary, Alberta, Canada

Chartered Professional Accountants